17 November 2003


                                CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received notification from Morgan Stanley Securities Limited ("MSSL"), in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 14 November 2003 MSSL acquired an interest in the shares that resulted in a total holding of 145,622,460 ordinary shares of 50p each, being approximately 4.67% of the issued share capital of Corus Group plc.

Included within this amount Morgan Stanley Securities Limited has 114,242,754 shares pursuant to section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley Group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.
END